Ingevity Corporation 4920 O'Hear Avenue, Suite 400 North Charleston, South Carolina 29405 843-740-2300

June 20, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street N.E.
Washington, D.C. 20549-7010
Attn:     Kristin Lochhead
    Li Xiao

Re:     Ingevity Corp
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated May 6, 2024
File No. 001-37586

Dear Ladies and Gentlemen:
On behalf of Ingevity Corporation (“Ingevity,” the “Company,” “we,” “us,” or “our”), this letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated June 18, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on February 22, 2024 (the “2023 Form 10-K”).
The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Net Income to Adjusted EBITDA, page 37

1.     We reference your response to prior comment 5. It appears the non-GAAP adjustment related to the $19.7 million of inventory charges represent normal operating expenses necessary to operate your business and are not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to no longer exclude these adjustments from any non-GAAP performance measure.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, in future filings, we will no longer exclude the noted adjustment from our non-GAAP performance measures.

Division of Corporate Finance
June 20, 2024

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Should you, or any member of the Staff, require additional information or have any questions about this letter, please do not hesitate to contact me at mary.hall@ingevity.com or our Chief Accounting Officer, Phillip J. Platt, at phillip.platt@ingevity.com. You can also reach us at 843-740-2300.

Sincerely,

/s/ MARY DEAN HALL
Mary Dean Hall
Executive Vice President and Chief Financial Officer

cc:	Stacy Cozad, Executive Vice President, General Counsel and Secretary